Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RESULTS FOR THE SECOND QUARTER OF 2007

Record Quarterly Revenues growing 17% over last year

AZOUR, Israel - August 20, 2007 - Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the second quarter ended June 30, 2007.

Highlights
—	Revenues of $29.2 million, a 17% increase over the second quarter of 2006
—	Subscribers reached 418 thousand as of June 30, 2007, an increase of 43 thousand subscribers from 375 thousand subscribers as of June 30, 2006
—	At the end of the second quarter, Ituran closed its acquisition of MAPA group, the main provider of geographical information in Israel.

Second Quarter Results
Revenues for the second quarter of 2007 reached US$29.2 million. This represents a 17.0% increase compared with revenues of US$25.0 million in the second quarter of last year. While revenues from the business in Korea decreased in the quarter compared to last year, the net increase in revenues was driven by the continued growth in the Company’s subscriber base, growth in end-unit sales and revenues from the ERM business which was acquired at the end of 2006. In addition, the Company saw a growth in average revenue per subscriber.

Operating profit for the second quarter of 2007 was US$5.2 million (17.7% of revenues) compared with US$6.1 million (24.3% of revenues) in the second quarter of 2006. The lower operating margin in the quarter was due to the previously announced delay in recognizing revenues from the second and third phase of the project in Korea. In addition, the Company experienced increased labor costs and other operating expenses.

For the rest of the year, Ituran management expects expenses to continue to increase, although at a slower pace than revenues, and therefore expect operating margins to improve in the second half of the year.

Net profit was US$4.1 million in the second quarter of 2007 (14.1% of revenues), compared with US$4.6 million (18.6% of revenues), as reported in the second quarter of 2006.

Fully diluted EPS in the second quarter of 2007 was US$0.18 compared with US$0.20 per fully diluted share in the second quarter of 2006.

Since the closing of the acquisition of Mapa was at the end of the second quarter, its balance sheet was consolidated with Ituran’s in the second quarter, while Mapa’s income statement will be consolidated from the beginning of the third quarter.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Cash flow from operations during the quarter was US$3.7 million. As of June 30, 2007 the company had a net cash position (including marketable securities) of US$41.4 million compared with US$59.4 million on December 31, 2006. The decrease was mainly due to $13.0 million paid for Mapa and a dividend of $4.8 million that was paid in the second quarter.

Eyal Sheratzky, Co-CEO of Ituran said, “Our business continues to grow, and in the quarter we grew our top line strongly by 17% over last year. We are facing higher expenses, due to our investment in customer support and marketing, which includes the Ituran GPS launched in the third quarter, and this is impacting our profitability. We believe that during the second half of the year, our expenses will continue to increase on an absolute basis. However, our revenues will grow faster than our expenses and we expect our profitability to increase from these levels.”

“We will consolidate Mapa’s results as of the start of the third quarter,” continued Mr. Sheratzky. “We believe our recently launched GPS system in Israel complements our existing services, and fits our strategy of continuously expanding the scope of the location based services that we can offer to our customers.”

Conference Call Information

The Company will also be hosting a conference call today, Monday, August 20, 2007 at 10:00am EDT. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0687
INTERNATIONAL Dial-in Number: +972 3 918 0687

at:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 418,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Company Contact

Udi Mizrachi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations

Ehud Helft
Kenny Green
info@gkir.com
GK Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620

** FINANCIAL TABLES TO FOLLOW **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements

as of June 30, 2007

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements

as of June 30, 2007

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	December 31,	June 30,
(in thousands)	2006	2007

Current assets

Cash and cash equivalents	43,812	33,461
Investments in marketable securities	16,034	8,653
Accounts receivable (net of allowance for doubtful accounts)	29,709	34,524
Other current assets	4,915	5,165
Contracts in process , net	1,465	1,485
Inventories	10,901	14,852

	106,836	98,140

Long-term investments and debit balances

Investments in affiliated companies	881	2,233
Accounts receivable	123	-
Deposit	1,457	1,512
Deferred income taxes	5,112	5,674
Funds in respect of employee rights upon retirement	4,001	4,674

	11,574	14,093

Property and equipment, net	19,109	22,718

Intangible assets, net	2,784	9,304

Goodwill	4,536	9,731

Total assets	144,839	153,986

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	December 31,	June 30,
(in thousands)	2006	2007

Current liabilities

Credit from banking institutions	474	728
Accounts payable	14,956	16,367
Deferred revenues	4,399	5,003
Other current liabilities	13,573	12,873

	33,402	34,971

Long-term liabilities

Liability for employee rights upon retirement	5,278	6,275
Deferred income taxes	816	2,487

	6,094	8,762

Minority interest	2,578	2,962

Capital Notes	5,894	5,894

Total shareholders' equity	96,871	101,397

Total liabilities and shareholders' equity	144,839	153,986

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF INCOME

	US dollars		US dollars
	Six month period Ended June 30,		Three months period ended June 30,
(in thousands except per share data)	2006	2007	2006	2007

Revenues:
Location-based services	26,022	30,019	13,199	15,416
Wireless communications products	23,000	27,142	11,773	13,807

	49,022	57,161	24,972	29,223

Cost of revenues:
Location-based services	8,534	10,713	4,452	5,655
Wireless communications products	16,346	20,300	8,129	10,631

	24,880	31,013	12,581	16,286

Gross profit	24,142	26,148	12,391	12,937
Research and development expenses	1,492	1,476	809	763
Selling and marketing expenses	2,579	3,247	1,402	1,665
General and administrative expenses	8,130	10,181	4,090	5,336
Other expenses, net	6	1	10	12

Operating income	11,935	11,243	6,080	5,161
Financing income , net	592	1,203	175	892

Income before taxes on income	12,527	12,446	6,255	6,053
Taxes on income	(2,929)	(3,468)	(1,445)	(1,743)

	9,598	8,978	4,810	4,310
Share in losses of affiliated companies, net	(149)	(93)	(36)	(36)
Minority interests in income of subsidiaries	(276)	(388)	(127)	(164)

Net income for the period	9,173	8,497	4,647	4,110

Earnings per share:
Basic	0.40	0.36	0.20	0.18

Diluted	0.39	0.36	0.20	0.18

Weighted average number of shares outstanding
(in thousands):
Basic	23,117	23,321	23,142	23,321

Diluted	23,482	23,482	23,482	23,482

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six months period ended June 30,		Three months period ended June 30,
(in thousands)	2006	2007	2006	2007

Cash flows from operating activities
Net income for the period	9,173	8,497	4,647	4,110
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	1,821	2,947	982	1,569
Exchange differences on principal of deposit and loan, net	(19)	(62)	(27)	(38)
Exchange differences on principal of marketable securities	172	(446)	(108)	(206)
Increase (decrease) in liability for employee rights upon retirement	(178)	299	27	141
Share in losses of affiliated companies, net	149	93	36	36
Deferred income taxes	295	(405)	607	(422)
Capital loses (gains) on sale of property and equipment, net	(27)	(1)	(35)	12
Minority interests in profits of subsidiaries, net	272	388	123	164
Decrease (Increase) in accounts receivable	(2,264)	(2,319)	(1,209)	1,485
Decrease (increase) in other current assets	(34)	(326)	257	(476)
Increase in inventories and contracts in process, net	(2,631)	(3,604)	(663)	(614)
Increase (decrease) in accounts payable	2,299	1,111	4	(1,361)
Increase (decrease) in deferred revenues	270	94	(195)	270
Decrease in other current liabilities	(1,801)	(1,251)	(1,542)	(936)

Net cash provided by operating activities	7,497	5,015	2,904	3,734

Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of
withdrawals	(234)	(288)	(85)	(154)
Capital expenditures	(5,887)	(4,943)	(4,094)	(2,577)
Proceeds from sale of property and equipment	45	139	45	63
Purchase of intangible assets and minority interest	(23)	(14)	-	(14)
Investment in affiliated company	-	(1,447)	-	(947)
Investment in marketable securities	(46,817)	(1,574)	(2,698)	(519)
Sale of marketable securities	29,731	9,310	26,662	302
Loan granted to affiliated company	(138)	-	11	-
Acquisition of subsidiary (Appendix A)	-	(8,549)	-	(8,549)

Net cash used in investment activities	(23,323)	(7,366)	19,841	(12,395)

Cash flows from financing activities
Short-term credit from banking institutions, net	(184)	585	43	493
Repayment of long-term loans	(2,835)	(3,500)	(1,643)	(3,163)
Dividend paid	(3,705)	(4,838)	(3,705)	(4,838)
Proceeds from exercise of options by employees	8	-	8	-
Acquisition of minority interests in subsidiaries	(21)	-	-	-
Dividend distribution to minority interest of a subsidiary	(172)	-	(172)	-

Net cash used in financing activities	(6,909)	(7,753)	(5,469)	(7,508)

Effect of exchange rate changes on cash and cash equivalents	2,145	(247)	2,922	(984)

Net increase (decrease) in cash and cash equivalents	(20,590)	(10,351)	20,198	(17,153)
Balance of cash and cash equivalents at beginning of period	58,429	43,812	17,641	50,614

Balance of cash and cash equivalents at end of period	37,839	33,461	37,839	33,461

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Appendix A – Acquisition of subsidiary

US dollars
(in thousands)	Six and Three months period ended June 30, 2007

Working capital (excluding cash and cash equivalents ), net	1,280
Funds in respect of employee rights upon retirement	408
Property and equipment , net	397
Goodwill	11,939
Liability for employee rights upon retirement	(729)
Long-term deferred income taxes	(1,583)
Long term loan	(3,163)

8,549